Pareteum Corporation

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

August 19, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re: Pareteum Corporation

Amendment No. 1 to Registration Statement on Form S-3

File No. 333-232194

Dear Mr. Austin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Pareteum Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Standard Time, on August 19, 2019, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•           that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pareteum Corporation

By:	/s/ Robert H. Turner
Name: Title:	Robert H. Turner Executive Chairman and Chief Executive Officer